

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 14, 2023

Dr. Orhan Ertughrul
Chief Operating Officer
Phygital Immersive Ltd
Unit 18B Nailsworth Mills Estate, Avening Road,
Nailsworth, GL6 0BS
United Kingdom

> **Re: Phygital Immersive Ltd**
> **Amended Registration Statement on Form F-4**
> **Filed on June 1, 2023**
> **File No. 333-271649**

Dear Dr. Orhan Ertughrul:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 17, 2023 letter.

Form F-4 Amendment No 1

Certain Unaudited Projected Financial Information
Fairness Opinion of Houlihan Capital, page 158

1.   We note your response to prior comment 8. Please address the part of that comment to clarify whether and, if so why, the advisor excluded any companies or transactions meeting the selection criteria from the analyses.

Unaudited Pro Forma Condensed Combined Financial Information
Maximum Redemption Scenario, page 220

2.   We note your response to prior comment 12; however, you have not provided us with sufficient information to support your presentation of negative cash. Please provide to us your assessment of the likelihood the business combination will occur in the maximum redemption scenario as currently presented. If the business combination is unlikely to occur, revise to present a redemption scenario showing the maximum redemptions where management believes the business combination is probable to occur. If you believe the business combination is probable to occur under the maximum redemption scenario, as currently presented, consider the guidance of paragraph 8 of IAS 7 and tell us whether or not you have a history of positive and negative cash balances and whether or not your banking agreement contemplates you having a negative cash balance in the amount presented in your pro forma balance sheet. In addition, refer to paragraph 42 of IAS 32 and tell us whether or not a legally enforceable right of offset exists to permit the presentation of negative cash. Please advise or revise as necessary.

GLAAM's Management's Discussion and Analysis of Financial Condition and Results of Operations
Material Cash Requirements, page 302

3.   Please disclose the part of your response to prior comment 19 that explains the source of funds for repaying your March 2023 convertible bond.

Non-IFRS Measures
Adjusted EBITDA, page 304

4.   We note your response to prior comment 20. Please clarify what the adjustment for 'net operating loss' is and how it is calculated. We further note that several of the items you discussed in your response appear to be normal recurring cash operating expenses necessary to operate the business. The development cost set aside appears to be write-offs for R&D costs for failing to meet technical feasibility on a project, which would not be considered unusual for a company engaged in developing new products. In addition, a discontinued marketing campaign is also not unusual and rather, is a normal operating expense used to generate revenues. Please revise to remove these adjustments in your next amendment.

Part II. Information not Required in Prospectus
Item 21. Exhibits and Financial Statement Schedules
Exhibit 5.1 - Opinion of Conyers Dill & Pearman LLP, page II-2

5.   We note the assumptions in Section 2(c), (e) and (f). These assumptions are not appropriate as they relate to matters underlying the opinion to be rendered. Please have counsel provide a revised opinion that limits the applicability of these assumptions. Refer

to Section II.B.3.a. of Staff Legal Bulletin No. 19 for guidance.

<u>Exhibit 8.1 - Tax Opinion of Paul Hastings LLP, page II-2</u>

6.   Please have tax counsel revise their 8.1 opinion to expressly consent to the reference to their firm under the caption "Legal Matters" in the prospectus, consistent with Section IV of Staff Legal Bulletin No. 19.

<u>General</u>

7.   We note your response to prior comment 27 and your revised disclosures on page 108 that each of Barclays and Citigroup "disclaimed any responsibility for this Proxy Statement/Prospectus." However, your response to prior comment 25 stated that "the Company is not aware of either of the underwriters disclaiming responsibility for such disclosure." Please revise to clarify this apparent discrepancy.

8.   Please provide us with the letter and e-mails referenced in your response to prior comment 26.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Charles Eastman at 202-551-3794 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Elliott M. Smith